UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

1-39635

(Commission File Number)

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Consonance-HFW Acquisition Corp.

Full Name of Registrant

Former Name if Applicable: N/A

1 Palmer Square, Suite 1100

Address of Principal Executive Office (Street and Number)

Princeton, NJ 08540

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies (“SPACs”) may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. Consonance-HFW Acquisition Corp. (the “Company”) has previously classified its private placement warrants and public warrants (collectively, the “warrants”) as equity. For a full description of the Company’s warrants, please refer to the Company’s final prospectus filed in connection with its initial public offering (“IPO”) on November 23, 2020 (“Final Prospectus”).

Management of the Company and the Audit Committee of the Board of Directors of the Company determined that the Company’s previous audited balance sheet related to its IPO on November 23, 2020, its unaudited financial statements for the period of August 21, 2020 (inception) through September 30, 2020 filed on Form 10-Q with the SEC on January 4, 2021, and its audited financial statements for the period of August 21, 2020 (inception) through December 31, 2020 filed on the Company’s Annual Report on Form 10-K (the “Affected Periods”) should no longer be relied upon due to changes    required for alignment with the SEC’s Public Statement. The SEC’s Public Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The Public Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” Following consideration of the guidance in the Public Statement, while the terms and quantum of the warrants as described in the Final Prospectus have not changed, the Company concluded the warrants do not meet the conditions to be classified in equity and instead, the warrants meet the definition of a derivative under ASC 815, under which the Company should record the warrants as liabilities on the Company’s balance sheet. The Company discussed this approach with its independent registered public accounting firm, Marcum, LLP, and filed an amendment to its Annual Report on Amendment No. 1 to Form 10-K for the year ended December 31, 2020 filed with the SEC on March 31, 2021 (the “Amended 10-K”) reflecting this reclassification of the warrants for the Affected Periods. The adjustments to the financial statement items for the Affected Periods were set forth through expanded disclosure in the financial statements included in the Amended 10-K, including further describing the restatement and its impact on previously reported amounts.

As a result of the considerable time and resources required to compile, disseminate, review and finalize the information required to be presented in the Quarterly Report on Form 10-Q for the period ending March 31, 2021 of the SEC Public Statement, the Company is unable to file the Quarterly Report on Form 10-Q by the prescribed due date, without unreasonable effort or expense. The Company needs additional time to complete the report and its auditors need additional time to review the Company’s financial statements for the period ending March 31, 2021 in light of the SEC Public Statement and the proper accounting treatment for the Company’s outstanding warrants. The Company does, however, expect to file such report within five calendar days thereof.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Livingston	(609)	921-2333
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒    Yes  ☐    No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐    Yes  ☒    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note on Forward-Looking Statements

All statements other than statements of historical fact included in this Form 12b-25 including, without limitation, statements regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward looking statements. When used in this Form 12b-25, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, as they relate to us or our management, identify forward looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in our other SEC filings. Such forward looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. No assurance can be given that results in any forward-looking statement will be achieved and actual results could be affected by one or more factors, which could cause them to differ materially. The cautionary statements made in this Form 12b-25 should be read as being applicable to all forward-looking statements whenever they appear in this Annual Report. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by this paragraph.

Consonance-HFW Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021
	By:	/s/ Kevin Livingston
Kevin Livingston
Chief Financial Officer